UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2023
Commission File Number 000-29962

Kazia Therapeutics Limited
(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney
NSW
2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F
or
Form 40-F.
Form 20-F  ☑             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to the 6-K of Kazia Therapeutics Limited (the “Company”) that was filed with the Securities and Exchange Commission on February 28, 2023 is being filed solely to include interactive data files in inline eXtensible Business Reporting Language (iXBRL) in connection with the Company’s interim results for the half-year ended December 31, 2022.

Attached as Exhibit 99.1 of this Report on Form 6-K is a copy of the Company’s interim results for the half-year ended December 31, 2022, which are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	Half-year report for the six months ended December 31, 2022

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich

Karen Krumeich

Chief Financial Officer

Date: 9 March 2023